ADC THERAPEUTICS

VOTE

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose the voting method outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Electronic voting instructions, voting instructions via phone and proxy cards must be received by Computershare no later than June 26, 2022 at 11:59 p.m. EDT / June 27, 2022 at 5:59 a.m. CEST.

Vote by Internet

www.envisionreports.com/ADCT

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR Proposal 1 – 10.

If you wish to vote in favour of Agenda Items 1-10 as recommended by the Board of Directors, you need only mark this box: ☐
In all other cases, please mark the following Agenda Items individually:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
1.	☐	☐	☐	5.c.	☐	☐	☐	5.i.	☐	☐	☐	6.c.	☐	☐	☐	10.	☐	☐	☐
2.	☐	☐	☐	5.d.	☐	☐	☐	5.j.	☐	☐	☐	7.	☐	☐	☐				
3.	☐	☐	☐	5.e.	☐	☐	☐	5.k.	☐	☐	☐	8.	☐	☐	☐				
4.	☐	☐	☐	5.f.	☐	☐	☐	5.l.	☐	☐	☐	9.a.	☐	☐	☐				
5.a.	☐	☐	☐	5.g.	☐	☐	☐	6.a.	☐	☐	☐	9.b.	☐	☐	☐				
5.b.	☐	☐	☐	5.h.	☐	☐	☐	6.b.	☐	☐	☐	9.c.	☐	☐	☐				

If a new proposal is made under a new or existing agenda item, I instruct the independent proxy to:

☐ vote in accordance with the recommendation of the Board of Directors

☐ vote against the proposal

☐ abstain

Proposals — The Board of Directors recommends a vote FOR Proposals 1-10:

1. **2021 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors' Reports**
   The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the financial year 2021 be approved, and that the Auditors' Reports be acknowledged.
2. **Discharge of the members of the Board of Directors and the Executive Committee**
   The Board of Directors proposes that the members of the Board of Directors and the Executive Committee be discharged from liability for the financial year 2021.
3. **Appropriation of 2021 Financial Result**
   The Board of Directors proposes that the loss of the Company be carried forward to new account.
4. **Renewal of Authorized Share Capital**
   The Board of Directors proposes to renew the Company's Authorized Share Capital by amending Article 4a, Paragraph 1 of the Articles of Association.
5. **Re-election of the Chairman; election and re-election of the Members of the Board of Directors**
   a. Re-election of Ron Squarer (as Chairman and member of the Board)
   b. Re-election of Stephen Evans-Freke (as member of the Board)
   c. Re-election of Michael Forer (as member of the Board)
   d. Re-election of Peter Hug (as member of the Board)
   e. Re-election of Christopher Martin (as member of the Board)
   f. Re-election of Viviane Monges (as member of the Board)
   g. Re-election of Thomas Pfisterer (as member of the Board)
   h. Re-election of Tyrell Rivers (as member of the Board)
   i. Re-election of Victor Sandor (as member of the Board)
   j. Re-election of Jacques Theurillat (as member of the Board)
   k. Election of Jean-Pierre Bizzari (as member of the Board)
   l. Election of Ameet Mallik (as member of the Board)
6. **Election and re-election of the members of the Compensation Committee**
   a. Re-election of Stephen Evans-Freke
   b. Re-election of Peter Hug
   c. Election of Thomas Pfisterer
7. **Re-election of the Independent Proxy**
   The Board of Directors proposes to re-elect Martin Habs, Esq., notary public, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2023 Annual General Meeting.
8. **Re-election of the Statutory Auditor**
   The Board of Directors proposes to re-elect PricewaterhouseCoopers SA as the Company's statutory auditor for the financial year 2022.
9. **Approval of the Compensation of the Board of Directors and the Executive Committee**
   a. **Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2023 Annual General Meeting**
      The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 5,250,000 for the period from the 2022 Annual General Meeting to the 2023 Annual General Meeting.
   b. **Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2023**
      The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 8,000,000 for the financial year 2023.
   c. **Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2022**
      The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 46,000,000 for the current financial year 2022.
10. **Employee Stock Purchase Plan**
   The Board of Directors proposes to approve the new Employee Stock Purchase Plan.

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — ADC Therapeutics SA

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Notice of 2022 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — June 30, 2022

Martin Habs, Esq., notary public, in Lausanne, Switzerland, with the power of substitution, independent proxy, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of ADC Therapeutics SA to be held on June 30, 2022, or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the independent proxy. If no such directions are indicated, the independent proxy will have authority to vote FOR the election of the Board of Directors, FOR items 1-10 and in accordance with the recommendation of the Board of Directors in the event of a new proposal under a new or existing agenda item.

(Items to be voted appear on reverse side)

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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